UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Corporate PresentationMay 2018

 DISCLAIMER  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; our ability to identify and/or consummate future acquisitions from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities at attractive prices; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions, which can impact revenue from our renewable energy and conventional power facilities; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities; deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; our ability to consummate future acquisitions from AAGES, Algonquin, Abengoa or others; our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio or, reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; changes in our tax position and greater than expected liability; conflicts of interests which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative tax implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; and failure to collect insurance proceeds in the expected amounts. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of May 14, 2018. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.

 1. Company Overview and Value Proposition

 AT A GLANCEA Total Return Company that Benefits from Predictable Cash Flows  Regulated revenues in the case of the Spanish solar assets.Represents weighted average years remaining as of December 31, 2017.   HIGH DEMAND SECTORS  1,446 MW  of conventional power generation  300MW  1,099miles  10.5  Mft3/day  CORE GEOGRAPHIES  of renewablegeneration (93% MW Solar)  of water capacity  of electric transmissionlines      Focus on North & South America and certain markets in EMEA    22 Stable  100% contracted assets  1  19years  weighted average contracted life remaining 2

 AT A GLANCEOur Value Proposition  +  +  Attractive Dividend Yield80% Target Payout Ratio  Existing Portfolio Growth  Accretive Investments  Attractive Total Return  =  Achievable and Sustainable Growth in the Next 5 Years    8-10%Target DPS CAGR until 2022

Corporate Presentation

Atlantica Yield

PARTNERSHIP WITH ALGONQUIN

Strong Commitment from Algonquin with Solid Interest Alignment

1 New Strong Shareholder

- Algonquin is Atlantica's largest shareholder after acquiring a 25% stake at a price of $24.25 per share
- Agreement reached to acquire additional 16.5% with closing expected in Q2 or Q3 2018[1]
- Industrial sponsor with solid industry expertise and investment grade rating

2 New Access to Growth

- ROFO agreement signed with AAGES, the vehicle that Algonquin and Abengoa have created to develop and build contracted assets
- Analyzing potential opportunities in North America

3 Shareholders Agreement with Algonquin

- Maintains Atlantica's strong corporate governance
- Algonquin to lead future accretive capital increases

Algonquin Power & Utilities Corp.

- ✓ North American diversified generation, transmission and distribution utility
- ✓ $4.7 billion market capitalization
- ✓ Listed in Toronto and NYSE
- ✓ Investment grade capital structure
- ✓ Strong access to capital
- ✓ Excellent track record of growth

Liberty Power

Over 1 GW high quality renewable power and clean energy portfolio of water, wind, solar, and natural gas

Liberty Utilities

North American generation, transmission and distribution utility serving over 758,000 customers

(1) Timing of closing refers to public information disclosed by Algonquin. Effectiveness is subject to the closing of the transaction. Atlantica cannot guarantee that closing will occur, since it is not a party to the sale of shares from Abengoa to Algonquin.

6

 OUR BUSINESS MODELA Very Simple Business Model    1  2  3  4  5  6  (*) Subject to Board of Director’s approval.

 VALUE PROPOSITIONStructured to Create Value  Efficient Corporate Structure   Prudent Financing Policy  High-Quality Portfolio of Contracted Assets  Visible Accretive Pipeline  D  C  B  A

 Strong Corporate Governance  No IDRs and only one class of sharesMajority of Independent Directors Algonquin has already appointed 2 DirectorsIndependent management team since IPO  A highly experienced organization focused on asset operations and key corporate functionsLow G&A compared to peers  Complete and Efficient Corporate Functions      A  CORPORATE STRUCTUREEfficient Corporate Structure

Corporate Presentation

Atlantica Yield

B FINANCING

Prudent Financing Policy

CORPORATE DEBT

Conservative corporate leverage compared to peers

- Net corporate debt represents less than **10%** of total net debt
- Net corporate debt internal target **< 3x** CAFD before corporate interest

PROJECT DEBT

100% **Project debt self-amortizing** progressively before the end of the contracted life

+90% of interest rates fixed or hedged

SELF AMORTIZING PROJECT DEBT STRUCTURE



$5,475
+$1.3B
reduction in the next 5 years
$4,123
2017
2018
2019
2020
2021
2022

10

Corporate Presentation

Atlantica Yield

C HIGH-QUALITY PORTFOLIO

Strong Portfolio of Assets

LONG-TERM HIGH QUALITY CONTRACTS

Weighted average contracted life remaining[1] **19 years**

100% contracted revenues[2]

- **Investment grade offtakers**[3]
- **Minimal commodity risk**

DIVERSIFIED PORTFOLIO

Low dependence on natural resources[4]


40% Solar or Wind
60% Zero natural resource dependency

OVER 25 YEARS OF CASH FLOWS VISIBILITY

Strong long-term cash-flows

CAFD profile of existing portfolio assuming no re-contracting[5]


Tails in most assets once debt is already amortized
Possibility to extend contracted life
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044

(1) Represents weighted average years remaining as of December 31, 2017.
(2) Regulated in the case of the Spanish assets.
(3) Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated.
(4) Based on CAFD estimations for the next three years and assumes no acquisitions.
(5) Assuming current regulation in all geographies

11

Corporate Presentation

Atlantica Yield

HIGH-QUALITY PORTFOLIO

C Highly Diversified Portfolio

SECTOR



- 73% Renewable
- 16% Efficient Natural Gas
- 8% Transmission
- 3% Water

GEOGRAPHY



- 35% North America
- 45% Europe
- 9% South America
- 11% RoW

1 Risk mitigation

- Diversification
- Strong presence in electrical transmission
- Low exposure to wind
- ~90% of project debt with interest rates fixed or hedged
- No commodity risk

2 Access to future growth

Access to growth opportunities in high growth sectors and geographies

Note: All amounts based on CAFD estimations for the next three years and assumes no acquisitions.

12

 C  HIGH-QUALITY PORTFOLIO2018 Guidance          2018  770  Range in $ Millions  CAFD Net  170    820  190  Further Adjusted EBITDA incl. unconsolidated affiliates  Dividend distributions: 80% pay-out ratio1  -  -  Subject to Board of Directors’ approval.

Corporate Presentation

D ACCRETIVE INVESTMENTS

Our Growth Strategy

ROFO Agreements

- $600-800M expected to be offered in the next 2-3 years
- $200M yearly expected to be offered through AAGES ROFO in the subsequent years

Third-Party Acquisitions

- Active in several geographies and sectors
- Proprietary transactions in several markets

Organic Growth Opportunities

- Opportunities in transmission lines and other assets

Partnerships

- Actively pursuing other partnership opportunities

14

 We cannot assure you that AAGES, Algonquin or Abengoa will offer us assets under the ROFO Agreements that fit within our portfolio of assets or contribute to our growth strategy on favorable terms or at allCurrently owned by EIG  Total equity value expected to be offered by AAGES of $200 million per year  ROFO Pipeline 2018-20201  Onwards (AAGES ROFO)  D  ACCRETIVE INVESTMENTSROFO Pipeline

Corporate Presentation

Atlantica Yield

D ACCRETIVE INVESTMENTS

Accretive Investments Are Expected to Deliver Sustainable DPS Growth in the Next 5 Years

Capital available for investments

- Current liquidity on hand
- 20% of yearly CAFD
- Possibility to use corporate debt and/or capital increases while maintaining always the internal corporate leverage ratio of <3x

Accretive investment opportunities


Existing portfolio growth
+
Accretive Investments
2022 DPS target
Early 2018 DPS
8-10% CAGR
2018
2022

16

 2. Financial Review

     Q1 2018  225.3  179.8  80%  43.0  HISTORICAL FINANCIAL REVIEWStrong Financial Results  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 23)CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017 and $28.0 million of ACBH dividend compensation and $14.9 million of one-time impact of a partial refinancing of ATN2 in the twelve-month period ended December 31, 2016      12 monthsDec 16      Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  12 monthsDec 17  1,008.4  786.6  78%  CAFD  170.6  US $ in millions     Guidance for 2017 achieved for the fourth consecutive year  971.8  772.1  79%  171.2  2   Strong Results in the First Quarter of 2018

   FINANCINGConservative Leverage at Holding Company Level        US $ in millions  Net project debt1  Net corporate debt / CAFD pre corporate debt service2  4,929.3  2.3x  DEBT POSITION    4,954.3  As of Dec. 31,2017  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents Based on midpoint CAFD guidance pre corporate debt service for the year 2018 Exchange rates as of March 31, 2018: (EUR/USD = 1.2324). Exchange rates as of December 31, 2017: (EUR/USD = 1.2005).   Net corporate debt1  505.9  494.6  As of Mar. 31,2018

 TAIL PERIODSRemaining Project Life after Debt Amortization    PPAs with predefined prices for 19 years on average1 Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term2  Project debt term  Year  (1) Represents weighted average years remaining as of December 31, 2017.(2) Regulation term in the case of Spain.

 Appendix

Corporate Presentation

Atlantica Yield

EBITDA-CAFD RECONCILIATION

Solid CAFD and Cash Generation

US $ in millions	Q1 2018	12m 2017	12m 2016
Further Adjusted EBITDA incl. unconsolidated affiliates[1]	**179.8**	**786.6**	**772.1**
Share in **EBITDA** of unconsolidated affiliates	(1.8)	(7.3)	(8.8)
Dividends from unconsolidated affiliates	-	3.0	5.0
Non-monetary adjustments	(8.8)	(20.9)	(59.4)
Interest and income tax paid	(26.8)	(349.5)	(334.1)
Change in other assets and liabilities	8.0	22.4	(21.7)
Principal amortization of indebtedness at project level [2]	(17.7)	(209.7)	(182.6)
Dividends paid to non-controlling interest	-	(4.7)	(8.9)
Deposits in/withdrawals from restricted accounts	(21.7)	(28.4)	(46.7)
CASH GENERATED	**111.0**	**191.6**	**114.9**
Change in non-restricted cash at project companies	(68.0)	(21.0)	41.4
ATN2 refinancing	-	-	14.9
CAFD [3]	**43.0**	**170.6**	**171.2**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 23)

(2) Excludes Solana debt repayment with proceeds received from Abengoa. $52.5M in March 2018, included in Change in non-restricted cash at project companies.

(3) CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017 and $28.0 million of ACBH dividend compensation and $14.9 million of one-time impact of a partial refinancing of ATN2 in the twelve-month period ended December 31, 2016

22

     Q1 2018  3.3    (4.8)  4.7  101.6  74.6  1.8  (1.4)  103.4  178.0  -          12m 2017  12m 2016  6.5  6.9    (4.9)  (111.8)  1.7  119.8  (6.6)  405.7  448.4  332.9  310.9  8.8  7.3  (5.3)  EBITDA RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period    US $ in millions   Profit/(loss) for the period attributable to the Company  Profit/(loss) attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method  Financial expense, net  786.6  772.1  Further Adjusted EBITDAincl. unconsolidated affiliates  402.4  458.0  Operating Profit  Depreciation, amortization, and impairment charges  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  763.3  779.3  27.9  10.4  Dividend from exchangeable preferred equity investment in ACBH or its compensation  179.8

   LIQUIDITYTotal Liquidity Position      US $ in millions1  Cash at project companies   - Restricted - Other  685.9  360.4325.5  As of Mar. 31,2018    596.3  338.8257.5  As of Dec. 31,2017  Corporate cash at Atlantica Yield  151.4  148.5  71.02  71.0  Available revolver capacity  Total corporate liquidity  222.4  219.5  Exchange rates as of March 31, 2018: (EUR/USD = 1.2324). Exchange rates as of December 31, 2017: (EUR/USD = 1.2005). On May 10, 2018, we signed a new Revolving Credit Agreement with a syndicate of banks in the amount of $215 million. The agreement, once effective, will replace the current Tranche A Revolving Credit Facility ahead of its maturity of December 2018

Corporate Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18
Revenues US $ in thousands	**790,881**	**206,376**	**261,302**	**295,272**	**208,847**	**971,797**	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**
F.A. EBITDA margin (%)	*80.5%*	*75.0%*	*79.5%*	*89.5%*	*69.6%*	*79.5%*	*83.3%*	*79.9%*	*80.9%*	*67.5%*	*78.0%*	*79.8%*
Further Adj. EBITDA incl. unconsolidated affiliates	**636,510**	**154,879**	**207,645**	**264,262**	**145,326**	**772,112**	**165,049**	**227,841**	**236,252**	**157,433**	**786,575**	**179,800**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	(12,291)	(2,332)	(2,193)	(2,157)	(2,120)	(8,802)	(1,100)	(2,064)	(2,052)	(2,049)	(7,265)	(1,832)
Further Adjusted EBITDA	**624,219**	**152,547**	**205,452**	**262,105**	**143,206**	**763,310**	**163,949**	**225,777**	**234,200**	**155,384**	**779,310**	**177,968**
Dividends from unconsolidated affiliates	4,417	-	4,984	-	-	4,984	-	-	2,454	549	3,003	-
Non-monetary items	(91,410)	(18,356)	(12,563)	(11,508)	(16,948)	(59,375)	(12,025)	(10.758)	(13,005)	14,906	(20,882)	(8,839)
Interest and income tax paid	(310,234)	(27,613)	(137,371)	(27,183)	(141,890)	(334,057)	(26,610)	(143,081)	(28,976)	(150,866)	(349,533)	(26,760)
Principal amortization of indebtedness net of new indebtedness at project level	(175,389)	(14,254)	(53,851)	(18,792)	(95,739)	(182,636)	(21,522)	(54,528)	(20,330)	(113,362)[6]	(209,742)[6]	(17,647)
Deposits into/withdrawals from debt service accounts	(16,837)	(34,155)	12,291	(43,027)	18,186	(46,705)	7,557	(8,157)	(26,581)	(1,205)	(28,386)	(21,720)
Change in non-restricted cash at project companies	72,217	(41,089)	59,969	(90,385)	112,918	41,413	(27,293)	66,886	(143,982)	83,397	(20,992)	(68,031)
Dividends paid to non-controlling interests	(8,307)	-	(5,479)	(3,473)	-	(8,952)	-	(1,801)	(2,837)	-	(4,638)	-
Changes in other assets and liabilities	79,821	(13,237)	(33,824)	(13,957)	39,325	(21,694)	(23,184)	(39,756)	35,747	49,621	22,428	8,060
Asset refinancing	-	14,893	-	-	-	14,893	-	-	-	-	-	-
Cash Available For Distribution (CAFD)	**178,496**	**18,736**[3]	**39,607**	**53,780**[5]	**59,058**[5]	**171,181**	**60,872**[5]	**34,582**	**36,690**	**38,424**	**170,568**	**43,031**
Dividends declared[1]	117,254	-	29,063	16,335	25,054	70,452	25,054	26,056	29,063	31,067	111,241	32,070
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)	**1.170**	-	**0.290**[4]	**0.163**	**0.250**	**0.703**	**0.250**	**0.260**	**0.290**	**0.310**	**1.110**	**0.32**
Debt details												
Project debt US $ in millions	5,470.7	5,666.8	5,512.1	5,612.9	5,330.5	5,330.5	5,410.3	5,474.1	5,579.5	5,475.2	5,475.2	5,533.8
Project cash	(469.2)	(529.4)	(469.7)	(587.6)	(472.6)	(472.6)	(487.4)	(435.4)	(597.0)	(520.9)	(520.9)	(604.5)
Net project debt	**5,001.5**	**5,137.4**	**5,042.4**	**5,025.3**	**4,857.9**	**4,857.9**	**4,922.9**	**5,038.7**	**4,982.5**	**4,954.3**	**4,954.3**	**4,929.3**
Corporate debt	664.5	669.9	666.3	671.6	668.2	668.2	667.9	684.6	700.9	643.1	643.1	657.3
Corporate cash	(45.5)	(45.4)	(84.9)	(85.8)	(122.2)	(122.2)	(102.0)	(178.9)	(197.1)	(148.5)	(148.5)	(151.4)
Net corporate debt	**619.0**	**624.5**	**581.4**	**585.8**	**546.0**	**546.0**	**565.9**	**505.7**	**503.8**	**494.6**	**494.6**	**505.9**
Total net debt	**5,620.5**	**5,761.9**	**5,623.8**	**5,611.2**	**5,403.8**	**5,403.8**	**5,488.8**	**5,544.4**	**5,486.3**	**5,448.9**	**5,448.9**	**5,435.2**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.9x**	**2.9x**	**2.7x**	**2.7x**	**2.7x**	**2.7x**	**2.6x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**

(1) Dividends are paid to shareholders in the quarter after they are declared
(2) Ratios presented are the ratios shown on each earnings presentations
(3) Includes the impact of a one-time partial refinancing of ATN2

(4) Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016

(5) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)
(6) Excludes Solana debt repayments with proceeds received from Abengoa. $52.5M in March 2018 and $42.5M in December 2017.

25

Corporate Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18
by Geography US $ in thousands												
NORTH AMERICA	328,139	65,232	100,617	109,491	61,722	337,061	60,952	109,505	99,580	62,668	332,705	61,781
SOUTH AMERICA	112,480	29,008	28,973	30,183	30,599	118,763	28,527	30,161	31,317	30,792	120,797	29,536
EMEA	350,262	112,135	131,712	155,598	116,527	515,973	108,667	145,403	161,067	139,742	554,879	133,948
by Business Sector												
RENEWABLES	543,012	141,166	201,246	235,844	146,070	724,326	137,664	225,939	230,872	172,751	767,226	167,225
EFFICIENT NATURAL GAS	138,717	35,179	30,289	29,452	33,126	128,046	29,800	29,614	30,240	30,130	119,784	28,387
TRANSMISSION	86,393	23,530	23,383	23,822	24,402	95,137	24,165	23,452	23,447	24,032	95,096	23,840
WATER	22,759	6,501	6,384	6,154	5,249	24,288	6,517	6,064	7,405	6,289	26,275	5,813
Total Revenue	790,881	206,376	261,302	295,272	208,848	971,797	198,146	285,069	291,964	233,202	1,008,381	225,265

Further Adj. EBITDA incl. unconsolidated affiliates	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18
by Geography												
NORTH AMERICA	279,559	51,212	89,959	103,049	40,470	284,690	54,753	97,033	91,503	39,039	282,328	60,247
	85.2%	78.5%	89.4%	94.1%	65.6%	84.5%	89.8%	88.6%	91.9%	62.3%	84.9%	97.5%
SOUTH AMERICA[1]	110,905	24,062	23,996	45,496	31,046	124,599	33,757	24,858	25,560	24,591	108,766	24,180
	98.6%	82.9%	82.8%	150.7%	101.5%	104.9%	118.3%	82.4%	81.6%	79.9%	90.0%	81.9%
EMEA	246,046	79,605	93,690	115,718	73,810	362,823	76,539	105,951	119,190	93,801	395,481	95,373
	70.2%	71.0%	71.1%	74.4%	63.3%	70.3%	70.0%	72.9%	74.0%	67.1%	71.3%	71.2%
by Business Sector												
RENEWABLES	417,157	102,170	155,253	191,570	89,435	538,427	102,625	176,638	183,344	106,586	569,193	131,434
	76.8%	72.4%	77.1%	81.2%	61.2%	74.3%	74.5%	78.2%	79.4%	61.7%	74.2%	78.6%
EFFICIENT NATURAL GAS	107,671	27,079	26,655	26,390	26,367	106,492	26,716	26,126	27,128	26,170	106,140	23,330
	77.6%	77.0%	88.0%	89.6%	79.6%	83.2%	89.7%	88.2%	89.7%	86.9%	88.6%	82.2%
TRANSMISSION[1]	89,047	19,410	19,948	40,551	24,886	104,795	30,459	19,373	18,817	19,046	87,695	19,837
	103.1%	82.5%	85.3%	170.2%	102.0%	110.2%	126.0%	82.6%	80.3%	79.2%	92.2%	83.2%
WATER	22,635	6,220	5,789	5,751	4,638	22,398	5,249	5.705	6,964	5,629	23,547	5,199
	99.5%	95.7%	90.7%	93.5%	88.3%	92.2%	80.5%	94.0%	94.0%	89.5%	89.6%	89.4%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	636,510	154,879	207,645	264,262	145,325	772,112	165,049	227,842	236,253	157,431	786,575	179,800
	80.5%	75.0%	79.5%	89.5%	69.6%	79.5%	83.3%	79.9%	80.9%	67.5%	78.0%	79.8%

(1) Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)

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Corporate Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18
RENEWABLES	(MW)	1,441	1,441	1,441	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,446
EFFICIENT NATURAL GAS	(electric MW)	300	300	300	300	300	300	300	300	300	300	300	300
TRANSMISSION	(Miles)	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099
WATER	(Mft^3/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5
Production / Availability													
RENEWABLES[2]	(GWh)	2,536	514	974	1,098	501	3,087	460	1,100	1,017	590	3,167	507
EFFICIENT NATURAL GAS[3]	(GWh)	2,465	529	621	649	617	2,416	591	580	615	585	2,372	547
	(electric availability %)[4]	101.7%	87.5%	102.5%	103.5%	103.3%	99.1%	99.8%	99.8%	101.6%	100.9%	100.5%	97.9%
TRANSMISSION	(availability %)[5]	99.9%	99.9%	99.9%	99.9%	100.0%	100.0%	94.4%	98.8%	99.2%	99.2%	97.9%	100.0%
WATER	(availability %)[6]	101.5%	101.5%	102.7%	102.9%	100.2%	101.8%	102.3%	101.9%	102.6%	100.4%	101.8%	99.1%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets
(2) Includes curtailment in wind assets for which we receive compensation
(3) Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically
(4) Electric availability refers to operational MW over contracted MW with Pemex
(5) Availability refers to actual availability adjusted as per contract
(6) Availability refers to actual availability divided by contracted availability

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 HISTORICAL FINANCIAL REVIEWCapacity Factors        FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18                                         US     24.9%    17.3%  36.4%  33.5%  16.0%  25.8%    18.1%  41.9%  29.5%  18.2%  27.0%    18.8%   Spain     21.0%    9.5%  27.0%  35.4%  9.9%  20.4%    10.0%  31.0%  33.4%  12.6%  21.8%    8.8%   Kaxu    29.3%2    42.2%  25.8%  33.2%  34.3%  33.9%    15.9%  20.9%  21.4%  41.1%  24.9%    36.9%                                    WIND3 Uruguay     35.8%    31.6%  32.2%  35.9%  34.9%  33.7%    27.8%  36.1%  46.1%  37.7%  37.0%    31.2%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operationsAverage capacity factor in Kaxu for 2015 calculated from August 1, 2015 Includes curtailment production in wind assets for which we receive compensation

Corporate Presentation

Atlantica Yield

AT A GLANCE

Sizeable and Diversified Asset Portfolio

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CCV
RENEWABLE ENERGY	Solana	Solar	100% [(2)]	USA (Arizona)	280 MW	APS	A-/A3/A-	26	USD
	Mojave	Solar	100%	USA (California)	280 MW	PG&E	BBB+/Baa1/BBB+	22	USD
	Solaben 2/3	Solar	70%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	20/19	EUR [(4)]
	Solacor 1/2	Solar	87%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19	EUR [(4)]
	PS 10/20	Solar	100%	Spain	31 MW	Kingdom of Spain	A-/Baa1/A-	14/16	EUR [(4)]
	Helioenergy 1/2	Solar	100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19	EUR [(4)]
	Helios 1/2	Solar	100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	20	EUR [(4)]
	Solnova 1/3/4	Solar	100%	Spain	3x50 MW	Kingdom of Spain	A-/Baa1/A-	17/17/18	EUR [(4)]
	Solaben 1/6	Solar	100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	21	EUR [(4)]
	Seville PV	Solar	80%	Spain	1 MW	Kingdom of Spain	A-/Baa1/A-	18	EUR
	Kaxu	Solar	51%	South Africa	100 MW	Eskom	BB/Baa3/BB+ [(3)]	17	ZAR
	Palmatir	Wind	100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [(3)]	16	USD
	Cadonal	Wind	100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [(3)]	17	USD
	Mini-Hydro	Hydro	100%	Peru	4 MW	Peru	BBB+/A3/BBB+	15	USD
EFFICIENT NATURAL GAS	ACT	Gas	100%	Mexico	300 MW	Pemex	BBB+/Baa3/BBB+	15	USD [(5)]
ELECTRICAL TRANSMISSION	ATN	Transmission	100%	Peru	362 miles	Peru	BBB+/A3/BBB+	23	USD [(5)]
	ATS	Transmission	100%	Peru	569 miles	Peru	BBB+/A3/BBB+	26	USD [(5)]
	ATN 2	Transmission	100%	Peru	81 miles	Minera Las Bambas	Not rated	15	USD [(5)]
	Quadra 1&2	Transmission	100%	Chile	81 miles	Sierra Gorda	Not rated	17	USD [(5)]
	Palmucho	Transmission	100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa2/BBB+	20	USD [(5)]
WATER	Skikda	Water	34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	16	USD [(5)]
	Honaine	Water	26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	20	USD [(5)]

(1) Reflects the counterparty's issuer credit ratings issued by S&P, Moody's and Fitch, respectively.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in Euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 15, 2018	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer